BOURSA INVESTMENT ADVISORS, INC.

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2018

BOURSA INVESTMENT ADVISORS, INC.

Table of Contents

	Page
Securities and Exchange Commission Form X-17A-5	i-ii
California All-Purpose Acknowledgment by Notary Public	iii
Report of Independent Registered Public Accounting Firm	iv

Audited Financial Statements:

Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-11

Other Financial Information:

Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1	12
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	13
Schedule III - Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3	14
Assertions regarding exemption provisions	15
Report of Independent Registered Public Accounting Firm	16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68457

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boursa Investment Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 B Street, Suite 910
(No. and Street)

San Diego (City) CA (State) 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Mondragon 619-753-6949
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Castaneda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boursa Investments Advisors, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP

Title

Notary Public

ALYONA S. LEON
COMM. # 2210064
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXP. AUG. 14, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of San Diego }

On February 27th, 2019 before me, Alyona S. Leon, Notary Public
(Here insert name and title of the officer)

personally appeared James Castaneda,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



ALYONA S. LEON
COMM. # 2210064
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXP. AUG. 14, 2021

Notary Public Signature (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date _________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ______________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
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2015 Version www.NotaryClasses.com 800-873-9865

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Boursa Investment Advisors, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Boursa Investment Advisors, Inc. as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Boursa Investment Advisors, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Boursa Investment Advisors, Inc.'s management. My responsibility is to express an opinion on Boursa Investment Advisors, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Boursa Investment Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Brian W. Anson
Certified Public Accountant
I have served as Boursa Investment Advisors, Inc.'s auditor since 2015.
Tarzana, California
February 13, 2019

Report of Independent Registered Public Accounting Firm

BOURSA INVESTMENT ADVISORS, INC.

Statement of Financial Condition

December 31, 2018

ASSETS

Cash and cash equivalents	$ 117,949
Deposits with clearing organization	1,657,329
Commissions receivable	77,369
Furniture and equipment, less accumulated depreciation of $12,668	2,118
Prepaid and other assets	7,080
Total assets	$1,861,845

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$ 5,504
Accrued commissions and salaries	98,109
Payroll Taxes Payable	9,496
Income taxes payable	69,084
Deferred rent	3,437
Short securities	211,592
Total liabilities	397,222

Stockholders' equity

Common stock, par value $1.00, 100,000 shares authorized, 5,250 issued and outstanding	5,250
Additional paid-in capital	512,898
Retained earnings	772,939
Total stockholders' equity	1,464,623
Total liabilities and stockholders' equity	$1,861,845

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Statement of Income

Year Ended December 31, 2018

Revenues	
Commissions	$1,773,193
Realized Gains on Securities	268,187
Unrealized Gains on Securities	47,282
Interest / Rebate / Dividend Income	6,486
Fees Earned	755
Total revenues	2,095,903
Expenses	
Commissions and clearing charges	949,423
Compensation and employee benefits	621,297
Taxes, licenses, and registrations	143,012
Occupancy	36,128
Information services and communications	32,576
Outside services	27,752
Travel and subsistence	38,162
Depreciation	2,741
Other	71,276
Total expenses	1,922,367
Income before income taxes	242,620
Income tax expense	69,084
Net income	$ 173,536

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2018

	Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	5,250	$5,250	$512,898	$772,939	$1,291,087
Net income	-	-	-	173,536	173,536
Balance, end of year	5,250	$5,250	$512,898	$772,939	$1,464,623

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Statement of Cash Flows

Year Ended December 31, 2018

Cash flows from operating activities	
Net income	$ 173,536
Adjustments to reconcile net income	
to net cash provided by operating activities	
Unrealized gain on sale of securities	(47,282)
Depreciation	2,741
Changes in operating assets and liabilities	
Deposits with clearing organization	(356,168)
Commissions receivable	28,928
Accounts payable	673
Accrued commissions and salaries	7,712
Securities sold not yet purchased	191,565
Income taxes payable	69,084
Deferred rent	(1,554)
Adjustments	(372,488)
Net cash provided by operating activities	(69,235)
Cash flows from investing activities	
Realized gain on sale of securities	(268,187)
Purchase of securities	(3,916,010)
Proceeds from sale of securities	4,184,197
Net cash provided by investing activities	0
Net increase in cash	116,516
Cash and cash equivalents,	
Beginning of year	1,433
End of year	$ 117,949
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 8,156
Taxes	$ 6,982

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Notes to Financial Statements
December 31, 2018

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

    The Company. Boursa Investment Advisors, Inc. (the "Company"), a California corporation, is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

    Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

    Cash and Cash Equivalents. Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest-bearing deposits, non-interest-bearing deposits and money market funds.

    Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three years). Purchases greater than $1,000 are capitalized.

    Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis. Trading options for the benefit of the Company are also recorded on a trade-date basis.

    Income Taxes. The Company accounts for income taxes using the asset and liability method. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is *more likely than not* that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, with represents the amount of tax currently payable to or receivable from a taxing authority. The Company is subject to audit by the taxing agencies for years ending December 31, 2015, 2016, and 2017.

    Concentration of Credit Risk. The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

    Accounts held at Clearing Firm. The Company maintains funds and securities at its clearing firm, Wedbush Securities, including a security deposit of $100,007. The total balance of the Company's cash assets held by Wedbush Securities is $1,657,329.

2. **ASC 606 REVENUE RECOGNITION**

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments,

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing

services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

C. Contract Balances and transaction price allocated to remaining performance obligations

Due to the nature of the Company's [Firm] business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

The accounting for the Company's proprietary trading operations and lending activities (including securities lending and repurchase obligations) are not considered within the scope of Topic 606.

A retail or institutional customer typically signs one contract with the Company for trade execution and the only fee in such a cancelable contract is contingent on trades being executed (i.e. commission), it is not deemed to meet the contract criteria as it lacks commercial substance until a trade order is placed. ASC 606-10-25-3 explains that when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, the Company should apply the guidance in Topic 606 to the period in which the parties have enforceable rights and obligations. For the Company, the period in which such parties have enforceable rights and obligations may be one day or less and control transfers on trade date.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company [Firm] may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company [Firm] will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company [Firm] will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company [Firm] can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company [Firm] will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

3. **FAIR MARKET MEASUREMENTS**

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

There were no levels to measure at December 31, 2018:

4. **COMMITMENTS AND CONTINGENCIES**

Operating Lease. The Company leases office space under a lease agreement that expires in June 2019. Rent expense was $36,128 for the year ended December 31, 2018. For year ending December 31, 2019 future minimum lease payments are $21,454.

BOURSA INVESTMENT ADVISORS, INC.

Notes to Financial Statements
December 31, 2018

Off Balance Sheet Risk. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2018, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

5. **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

Minimum net capital is the greater of $100,000 or 6-2/3% the Company's total aggregate indebtedness, which equals $12,375. The greater in this case being $100,000.

The Company's ratio at December 31, 2018 was 0.16 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2018, the Company had net capital of $1,190,170 which was $1,090,170 in excess of the amount required by the SEC.

6. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**

The Company relies on Section K(2)(ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

7. **FURNITURE AND EQUIPMENT**

Furniture and equipment	$14,786
Less: Accumulated Depreciation	12,668
	$ 2,118

Depreciation expense for the year ended December 31, 2018 was $2,741.

8. **PENSION PLAN**

The Company has a 401(k) plan for the benefit of its eligible employees. The Company matches up to a maximum of 3% of the employee's salary. The Company's contribution to the 401(k) plan for the year ended December 31st, 2018 is $26,886.

BOURSA INVESTMENT ADVISORS, INC.

Notes to Financial Statements
December 31, 2018

9.   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events from the statement of financial condition date through February 13, 2019 the date at which the financial statements were issued, and determined there are no other items to disclose.

*****

BOURSA INVESTMENT ADVISORS, INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2018

Total stockholders' equity	$1,464,623
Less non-allowable assets	
Furniture and equipment	2,118
Prepaid and other assets	7,080
Net capital before haircuts on security positions	1,455,425
Less haircuts on security positions	
Options	265,255
Other securities	0
Net capital	1,190,170
Minimum net capital required	100,000
Excess net capital	$ 1,090,170
Total aggregate indebtedness	$ 185,630
Ratio of aggregate indebtedness to net capital	0.16

Net capital is $1,019 less than the unamended Q4 2018 Focus report to correct "other securities" on the Balance Sheet.

BOURSA INVESTMENT ADVISORS, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2018

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements.

BOURSA INVESTMENT ADVISORS, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2018

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

BOURSA INVESTMENT ADVIORS, INC.

Assertions Regarding Exemption Provisions

Boursa Investment Advisors, Inc., a California corporation ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

<u>Identified Exemption Provision:</u>

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(ii).

<u>Statement Regarding Meeting Exemption Provision:</u>

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018

Name: James Castaneda

Sign:    Date: 2/13/2019

Title: FINOP

BRIAN W. ANSON
Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Boursa Investment Advisors, Inc.
San Diego, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Boursa Investment Advisors, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Boursa Investment Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Boursa Investment Advisors, Inc., stated that Boursa Investment Advisors, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Boursa Investment Advisors, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Boursa Investment Advisors, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 13, 2019